UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 17)

SEASPAN CORPORATION

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Way P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	The Kyle Roy Washington 1999 Trust II c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	The Kevin Lee Washington 1999 Trust II c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington Seaspan Corporation 2600-200 Granville St. Vancouver, BC Canada V6C 1S4 (604) 638-2575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Gary Kocher

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-8343

Fax: (206) 370-6199

December 27, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment #17 to Schedule 13D	Page 2 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 15,142,115 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,142,115 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,142,115 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.03%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the shares of Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the shares of Class A Common Shares beneficially owned by Deep Water, the Dennis Washington Trust and Dennis R. Washington.
**	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012.

Amendment #17 to Schedule 13D	Page 3 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 15,142,115 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,142,115 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,142,115 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.03%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.
**	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012.

Amendment #17 to Schedule 13D	Page 4 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 15,142,115 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,142,115 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,142,115 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.03%**
14.	Type of Reporting Person IN

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.
**	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012.

Amendment #17 to Schedule 13D	Page 5 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person The Kyle Roy Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,806,797 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,806,797 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,797 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.45%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 1999 Irrevocable Trust II (the “Kyle Washington 1999 Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 1999 Trust. The Kyle Washington 1999 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012.

Amendment #17 to Schedule 13D	Page 6 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person The Kevin Lee Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,050,540 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,050,540 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,540 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.43%**
14.	Type of Reporting Person OO

*	As the trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kevin Washington Trust. The Kevin Washington Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012.

Amendment #17 to Schedule 13D	Page 7 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,068,459 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,068,459 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,068,459 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.70%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012.

Amendment #17 to Schedule 13D	Page 8 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,925,796 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,925,796 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,925,796 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.58%**
14.	Type of Reporting Person CO

*	In its capacity as trustee of The Kyle Roy Washington 1999 Trust II (The “Kyle Washington 1999 Trust”), Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 1999 Trust. In its capacity as trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion has voting and investment power with respect to the shares of Class A Common Shares held by the Kevin Washington Trust. In its capacity as trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 2005 Trust.
**	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012.

Amendment #17 to Schedule 13D	Page 9 of 14

CUSIP No. Y75638109

1.	Name of Reporting Person Kyle R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,900 shares of Class A Common Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,900 shares of Class A Common Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,900 shares of Class A Common Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%*
14.	Type of Reporting Person IN

*	Based on 63,009,069 shares of Class A Common Shares outstanding as of September 30, 2012 as reported on the Issuer’s Report on Form 6-K filed on November 9, 2012. Although Kyle R. Washington holds less than 5% of shares of the Issuer (as defined in the Explanatory Statement of this report), Kyle R. Washington joins this Schedule 13D as a reporting person in light of the history of dealings between the Reporting Persons (defined below) and the disclosure regarding possible group status in Item 5 of Amendment 12 to this Schedule 13D.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Shares held by Kyle R. Washington, and Kyle R. Washington disclaims beneficial ownership of the shares held by the other Reporting Persons.

Amendment #17 to Schedule 13D	Page 10 of 14

EXPLANATORY STATEMENT

This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) relates to shares of Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 17 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kyle Roy Washington 1999 Trust II, The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, Copper Lion, Inc., and Mr. Kyle R. Washington.

This Amendment No. 17 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, and August 23, 2012 (the “Schedule 13D”). This Amendment No. 17 adds the following new Reporting Person: Mr. Kyle R. Washington.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 17, the Schedule 13D remains unmodified.

On December 27, 2012, the Issuer and American Stock Transfer & Trust Company (the “Rights Agent”) entered into Amendment No. 2 (“Amendment No. 2”) to the Amended and Restated Shareholders Rights Agreement, dated April 19, 2011, as amended by Amendment No. 1 dated January 27, 2012 (as amended, the “Rights Agreement”). As further described below under Item 6, pursuant to Amendment No. 2, the Rights Agreement was amended to exclude Common Shares acquired by the Reporting Persons pursuant to the Issuer’s Dividend Reinvestment Plan (the “DRIP”) from the trigger under the Rights Agreement applicable to the Reporting Persons and to simplify such Rights Agreement by eliminating exceptions to the 30% trigger and increasing such amount to 70%. In addition as further described below under Item 6, on December 27, 2012, the Issuer, the Reporting Persons and an additional party entered into an agreement (the “DRIP Agreement”) pursuant to which the Reporting Persons have agreed to participate in the DRIP with respect to any cash dividends paid on the Issuer’s Common Shares or Series A Shares through and for the quarter ending March 31, 2015.

Reference is made to the text of the Report on Form 8-A/A filed by the Issuer with the U.S. Securities and Exchange Commission on December 27, 2012 (the “Form 8-A/A”) and to Amendment No. 2 filed by the Issuer as an exhibit to the Form 8-A/A. Amendment No. 2 as so filed by the Issuer is incorporated herein by reference. A copy of the DRIP Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference. The descriptions herein of Amendment No. 2 and the DRIP Agreement are summaries only and qualified in their entirety by the specific terms of such documents.

Item 2.	Identity and Background

(a) The following new Reporting Person is added to this Schedule 13D: Mr. Kyle R. Washington.

(b)-(c) Mr. Kyle R. Washington is an individual whose principal address is c/o Seaspan Corporation, 2600-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4. The principal occupation or employment of Mr. Kyle R. Washington is co-chairman of Seaspan Corporation. Such employment is conducted at the following address 2600-200 Granville Street, Vancouver, British Columbia, Canada V6C1S4.

(d) During the last five years, Mr. Kyle R. Washington has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kyle R. Washington has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Kyle R. Washington is a U.S. citizen.

Amendment #17 to Schedule 13D	Page 11 of 14

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 3.

Pursuant to the DRIP Agreement, each of the Reporting Persons has agreed to fully participate in the DRIP with respect to any and all cash dividends paid on the Issuer’s Common Shares and Series A Shares owned by each such reporting person through and for the quarter ending March 31, 2015. Except as disclosed in this Amendment 17, no additional consideration was paid by any of the Reporting Persons to acquire such shares pursuant to the DRIP and none of the Reporting Persons will purchase any Common Shares pursuant to the DRIP with borrowed funds.

In addition, Mr. Kyle R. Washington acquired shares disclosed in Schedule A in consideration for service on the board of directors of the Issuer. None of the shares disclosed in Schedule A were purchased with borrowed funds.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

The Reporting Persons have acquired Common Shares pursuant to the DRIP and in consideration for board service for investment purposes only and will continue to evaluate their ownership and voting positions in light of evolving circumstances and subject to any applicable restrictions.

Amendment #17 to Schedule 13D	Page 12 of 14

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Issuer’s Common Shares during the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 6.

In connection with Amendment No.2 to the Rights Agreement, on December 27, 2012, the Issuer entered the DRIP Agreement with each of the Reporting Persons and Mr. Kevin L. Washington concerning their participation in the DRIP. Pursuant to the DRIP Agreement, each of the parties thereto other than the Issuer agreed to fully participate in the DRIP to the extent that he or it Beneficially Owns (as defined in the Rights Agreement) Common Shares or Series A shares with respect to any and all cash dividends paid on through and for the quarter ending March 31, 2015.

Item 7.	Material to be Filed as Exhibits

4.1	Amendment 2 to the Issuer’s Amended and Restated Shareholders Rights Agreement, dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.3 of the Issuer’s Form 8-A/A, filed on December 27, 2012 ).

10.1	Letter Agreement dated December 27, 2012, by and between Seaspan Corporation; Deep Water Holdings, LLC; the Roy Dennis Washington Revocable Living Trust Created Under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements; Mr. Dennis R. Washington; The Kyle Roy Washington 1999 Trust II; The Kevin Lee Washington Trust II; the Kyle Roy Washington 2005 Irrevocable Trust Created Under Agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements; Copper Lion, Inc., Mr. Kyle R. Washington, and Mr. Kevin L. Washington.

10.2	Joint Filing Agreement, dated January 4, 2013, between Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kyle Roy Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, The Kevin Lee Washington 1999 Trust II, Copper Lion, Inc., and Mr. Kyle R. Washington, which follows Schedule A to this Amendment No. 17.

Amendment #17 to Schedule 13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2013	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: January 8, 2013	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST CREATED UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: January 8, 2013	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

Dated: January 8, 2013	THE KYLE ROY WASHINGTON 1999 TRUST II (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 8, 2013	THE KEVIN LEE WASHINGTON 1999 TRUST II (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 8, 2013	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 8, 2013	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

Dated: January 8, 2013	KYLE R. WASHINGTON (1)

/s/ Kyle R. Washington
Kyle R. Washington

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kevin Lee Washington 1999 Trust II, Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, The Kyle Roy Washington 1999 Trust II, Copper Lion, Inc. and Mr. Kyle R. Washington, pursuant to the Joint Filing Agreement dated January 4, 2013 and included as Exhibit 10.2 to this Amendment No. 17.

Amendment #17 to Schedule 13D	Page 14 of 14

Schedule A

Purchase Transactions of Common Shares

By the named Reporting Person during the last 60 days

Name of Reporting Person	Date	Transaction	Number of Shares	Price per Share
Kyle R. Washington	December 31, 2012	Share acquisition	7,900	Compensation for service on board of directors